FOR IMMEDIATE RELEASE           Contact: Guy T. Marcus
July 16, 1998                            Vice President, Investor Relation
                                         (214) 978-2691


                     HALLIBURTON 1998 THIRD QUARTER DIVIDEND

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its board of directors has declared a 1998 third quarter cash dividend of 12.5 cents a share on the company's common stock, payable September 24, 1998 to shareholders of record at the close of business on September 3, 1998.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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                       The Exhibit Index Appears on Page 4